SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE TO
                               (Rule 14d-100)
      Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934


                          METRO-GOLDWYN-MAYER INC.

                     (Name of Subject Company (Issuer))

                            TRACINDA CORPORATION
                               KIRK KERKORIAN
                    (Name of Filing Persons (Offerors))

                          common stock, par value
                              $.01 per share

                       (Title of Class of Securities)



                                 591610100
                   (CUSIP Number of Class of Securities)

                          Richard E. Sobelle, Esq.
                            Tracinda Corporation
                         150 Rodeo Drive, Suite 250
                            Beverly Hills, 90212
                               (310) 271-0638

                                  Copy to:
                          Warren S. de Wied, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000

         (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                         CALCULATION OF FILING FEE


Transaction Valuation                           Amount of Filing Fee
--------------                                    -----------------



[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $                       Filing Party:
Form or Registration Number:                    Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    TRACINDA CORPORATION

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |_|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    N/A

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEVADA

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER
                                            163,949,644
       NUMBER OF

         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY
                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            163,949,644
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH
---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    163,949,644

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |_|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    67.0%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    CO

---------- --------------------------------------------------------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    KIRK KERKORIAN

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |_|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    N/A

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       | |


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER
                                            163,949,644
       NUMBER OF

         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER
                                            0
        OWNED BY
                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            163,949,644
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              0

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    163,949,644


---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |_|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    67.0%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- --------------------------------------------------------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    250 RODEO, INC.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |_|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    N/A

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER
                                            19,758,648
       NUMBER OF

         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER
                                            0
        OWNED BY
                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            19,758,648
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              0


---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    19,758,648


---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |_|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.1%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    CO

---------- --------------------------------------------------------------------

     The following press release was issued by Kirk Kerkorian and Tracinda Corporation on July 29, 2003:

2

CITIGATE SARD VERBINNEN                                                NEWS

                                             CONTACT:   Anna Cordasco
                                                        Citigate Sard Verbinnen
                                                        212/687-8080

                  TRACINDA ANNOUNCES TENDER FOR MGM SHARES
 -------------------------------------------------------------------------

     LOS ANGELES, CA -- JULY 29, 2003 -- Kirk Kerkorian and Tracinda Corporation today announced that they intend to make a cash tender offer for up to 15,000,000 shares of common stock of Metro-Goldwyn-Mayer Inc. (NYSE: MGM), at a price of $16.00 per share. The offer price represents an approximately 26% premium over MGM's closing stock price of $12.70 on July 28, 2003. The tender offer will be subject to customary conditions for transactions of this type. The tender offer will not be subject to any financing condition or any other non-customary conditions.

     Tracinda Corporation, of which Mr. Kerkorian is the sole shareholder, directly owns 144,190,996 shares of MGM common stock. In addition, Tracinda and Mr. Kerkorian own all of the shares of capital stock of 250 Rodeo Inc., which owns an additional 19,758,648 shares of MGM common stock. The 163,949,644 shares of MGM common stock currently owned beneficially by Tracinda and Mr. Kerkorian represent approximately 67% of MGM's outstanding common stock.

     Of the up to 15,000,000 shares of MGM common stock sought in the offer, Mr. Kerkorian will purchase 10,000,000 shares and Tracinda will purchase 5,000,000 shares. The shares to be purchased pursuant to the offer represent approximately 6% of the outstanding shares of MGM common stock, or approximately 19% of the shares of MGM common stock not beneficially owned by Tracinda and Mr. Kerkorian. Upon completion of the offer, Tracinda and Mr. Kerkorian would beneficially own in the aggregate approximately 178,949,644 shares of MGM common stock, or approximately 73% of MGM's outstanding common stock.

     Mr. Kerkorian stated: "We believe that recent trading prices of MGM's common stock do not reflect MGM's full value and that the stock represents an attractive investment. This tender offer demonstrates our confidence in MGM and our commitment to the company's future."

     Once the tender offer is commenced, offering materials will be mailed to MGM stockholders and filed with the Securities and Exchange Commission. MGM stockholders are urged to read the offering materials when they become available because they will contain important information. This offer has not been reviewed by the Board of Directors or management of MGM. The MGM board of directors is required by law to communicate its views regarding the tender offer to MGM stockholders within ten business days from the date the offer is commenced. MGM has informed Mr. Kerkorian and Tracinda that it will not make any comment concerning this tender offer until its Board of Directors has completed its review following commencement of the offer.

THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. KIRK KERKORIAN AND TRACINDA CORPORATION HAVE NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN. THE TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT OF KIRK KERKORIAN AND TRACINDA CORPORATION AND THE RELATED LETTER OF TRANSMITTAL WHEN SUCH DOCUMENTS ARE FILED AND BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE FILED BY KIRK KERKORIAN AND TRACINDA CORPORATION WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THIS STATEMENT (WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT: HTTP://WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO KIRK KERKORIAN AND TRACINDA CORPORATION.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE ESTIMATES REFLECTING THE BEST JUDGMENT OF KIRK KERKORIAN AND TRACINDA CORPORATION BASED ON CURRENTLY AVAILABLE INFORMATION. SUCH FORWARD-LOOKING STATEMENTS INVOLVE ACTUAL KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, CONTINGENCIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THOSE STATED. SUCH RISKS, UNCERTAINTIES, CONTINGENCIES AND OTHER FACTORS, MANY OF WHICH ARE BEYOND THE CONTROL OF KIRK KERKORIAN AND TRACINDA CORPORATION, INCLUDE, BUT ARE NOT LIMITED TO, THE SATISFACTION OF THE CONDITIONS TO CLOSING, GENERAL ECONOMIC FACTORS AND CAPITAL MARKET CONDITIONS, AND GENERAL INDUSTRY TRENDS. KIRK KERKORIAN AND TRACINDA CORPORATION ARE UNDER NO OBLIGATION (AND EXPRESSLY DISCLAIM ANY SUCH OBLIGATION) TO UPDATE OR ALTER ANY FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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